(Mark one.)
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting
Name of issuer
Ogden's Own Distillery. Inc.
Legal status of issuer Form
Corporation
Jurisdiction of Incorporation/Organization
Utah
Date of organization
January 1, 2019
Physical address of issuer
615 W Stockman Way, Ogden, UT 84401 (effective April 28, 2020)
Website of issuer
www.ogdensown.com
Current number of employees
14

	2019	2018
Total Assets	$4,919,001	$1,617,585
Cash & Cash Equivalents	$1,601,330	$260,006
Accounts Receivable	$326,071	$360,006
Short-term Debt	$166,140	$89,850
Long-term Debt	$1,413,341	$252,040
Revenue/Sales	$2,766,345	$2,239,558
Cost of Goods Sold	$790,665	$632,068
Net Income	$335,877	$412,425

April 30, 2020

FORM C-AR Ogden's Own Distillery. Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Ogden's Own Distillery. Inc., a Utah Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").
No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.OgdenOwn.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law

4

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ogden's Own Distillery. Inc. (the "Company" or "Ogden's Own") is a Ogden, UT Corporation, formed on January 1, 2019.

The Company is located at 615 W. Stockman Way, Ogden, UT 84401 (effective 4/28/2020).

The Company's website is http://ogdensown.com

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company creates, blends, markets and sells distilled spirits consisting of several liquor brands. Five Wives Vodka, Underground Herbal Spirit, Madam Pattirini Gin and Porter's Whiskeys.

RISK FACTORS
Risks Related to the Company's Business and Industry

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus

may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials used in our growing process.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.
We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.
We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Tim Smith, and Steve Conlin who are Head of Operations, and CEO of the Company. The Company has or intends to enter into employment agreements with Tim Smith, and Steve Conlin although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time.

The loss of Tim Smith and Steve Conlin could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people, but will be required to in the near future by the SBA for loan purposes.

The Company is dependent on Tim Smith and Steve Conlin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability.

We have not prepared any audited financial statements but are providing third party reviewed financial statements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.
We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability. Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional brokers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in awareness of the social awareness of craft spirits;
- changes in consumer perception regarding quality of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;

- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products, etc.

The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from period to period due to a number of factors, many of which are outside of the Company's control. These factors, each of which could adversely affect results of operations, financial condition and future evaluation, include:

- demand for the Company's products;
- reliance on regulatory licenses and permits;
- dependence on the Company's primary customer;
- introduction or enhancement of products by the Company and its competitors;
- actual capital expenditures required to bring the Company's products to market;
- market acceptance of new products of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products are priced;
- the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures, and the availability of capital resources, related to the development, expansion and funding of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations; compliance with federal and state laws and regulations affecting the Company's business, and changes with respect to such laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners;
- changes in customer requirements and consumer preferences; and
- fluctuations in general economic conditions and consumer spending patterns.
-

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur.

Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities and Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

The Company is required to hold certain licenses and permits

As a craft distillery, the Company operates in a highly regulated industry. In order to operate, the Company must maintain various state and federal licenses to permit the activities contemplated by the business model, including a license to manufacture products issued by the State of Utah Department of Alcoholic Beverage Control.

The Company has secured the regulatory permits and licenses necessary; however, the violation of the requirements associated with the provision of these permits and licenses could result in fines, a cease and desist order against the subject operations or even revocation or suspension of the Company's license to operate the subject business. In addition, as of the end of 2017, 85% of Company revenues were concentrated with one customer, the State of Utah Department of Alcoholic Beverage Control, because the State controls all retail sales, and such heavy dependence has continued since such time in the Company's operations. Failure to maintain proper licensing with the State of Utah and other federal and state regulatory agencies would have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's revenues are highly dependent on one government customer
As described above, the Company is highly dependent on sales to its largest customer, the State of Utah Department of Alcoholic Beverage Control. If sales to this customer were to decrease materially, the Company's revenues would be significantly impacted, the Company may not be able to replace such revenues, and the Company may be forced to terminate operations, thereby resulting in a complete loss of an investment in the Common Shares.

If the Company is unable to meet the legal, regulatory, business or other requirements of the Utah Department of Alcoholic Beverage Control, the Company's business, financial condition and results of operations would be materially adversely affected.

Regulatory environment and changes may adversely affect the Company; Principal regulator
The Company operates as a craft distillery in a highly regulated environment and is subject to a comprehensive statutory and regulatory regime as well as oversight by governmental agencies and self-regulatory organizations. Federal and state laws, regulations and policies concerning the Company's industry heavily influence the Company's operations
and affect the market for the Company's products. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and reputatio damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. This is particularly true since the Utah Department of Alcoholic Beverage Control, the Company's principal regulator, is also the Company's primary customer as
discussed above. Although the Company takes specific actions to prevent any such violations, there can be no assurance that such violations will not occur. If violations do occur, they could damage the Company's sales and reputation and increase its legal and compliance costs, and adversely impact the Company's results of operations. Laws, regulations or policies currently affecting the Company may change at any time. Regulatory authorities may also change their

interpretation of these statutes and regulations. Therefore, the Company's business may also be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement. A change in the current regulatory environment could make it more difficult or costly for the Company to operate as currently anticipated. The Company cannot predict how changes in regulation or other industry changes will affect the Company's operations or the market for the Company's product offerings.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS
Description of the Business
The Company creates, blends, markets and sells distilled spirits consisting of several liquor brands. Five Wives Vodka, Underground Herbal Spirit, Madam Pattirini Gin and Porter's Whiskeys. This include operating an on-site package store where retail sales take place.

Business Plan

In 2019 our focus remained on completion of our initial fundraise and on-going construction of a new 32,000 sq. ft. facility slated to be occupied in April of 2020. In addition, ramped up marketing efforts in Utah and we began expanding marketing efforts in Las Vegas, Michigan and Southern California. We engaged an outside marketing and PR firm in August to expand national knowledge of our products.

Competition
Competitors are wide-ranging in scope as well as the ability to execute. In Utah, like all states, the interest in craft spirits market has grown tremendously in the past few years. There are now about 13 distilleries in the local area. This is common in all states. In the US there are now over 1,600 small distilleries.
From American Craft Distillers Association -as of Oct. 2017 -There are 1,589 craft distilleries now in the US as of fall of 2017 - defined as doing less than 394,000 9L cases. The number of distilleries expanded by 20.8% August 2016 to 2017. Average # of cases by distillery 4,060. (Ogden's Own 15,624)
Less than 2% (24 total or 1.7%) of craft distilleries are responsible for 57% of the craft cases sold. Leaves 43% for the other 98% That's out of 5.8 million cases sold. It means the top 24 are averaging 139,000 cases per year. Or expressed another way: 43% equals 2.494 million cases split by 1,557 distillers = 1,601 cases as an average for the " the 98%."

92% are classified as 0-10,000 proof gallons (5,258 cases). They sell 566 cases per year as an average. We are in the 94–95th percentile as far as sales go.

6.3% of craft distillers sell between 5,258 and 52,576 cases. That's us along with 90 other distilleries in the US. The average in this 6.3% group is 19,000 cases per year.

CA, NY, WA, TX, CO make up 34.2% of the locations of distilleries, five more states make up 17.8% making 20% of the states representing 50% of the sales. According to Google, 9 states make up 50% of the population.

NY 123
CA 148
TX 86
CO 80
WA 106
PA 62
Michigan 53
Ohio 47
Ill 38
Tennessee 40
Kentucky 43
Florida 47
NC 57
Virginia 42
Utah 13
Idaho 12
Nevada 14
Iowa 18

Small distillers sell 92% of sprits in their home state.

Large craft sell about 50% in home state, (The 119,000 cases folk)

Average distillery is projecting 10% growth.

Management
All positions and offices held with the Company and date such position(s) was held with start and ending dates

Steve Conlin
CEO, December 2013 to Present
Oversees all activities in the company and is a founding member of the company.
Education
Weber State University (1995)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Timothy Smith
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Head of Production: 2009-Present
Overseeing production and product development.
Education
Weber State University

Name
Andy Jorgensen
Secretary: 2019 - Present
Bachelor of Business Administration
Pace University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees in Utah, and one consultant. 6 of these are hourly staff directly involved in bottling and delivery operations.

CAPITALIZATION AND OWNERSHIP
Capitalization
The Company has issued the following outstanding Securities:
Common Stock 1,780,000

No anti-dilution, put or call rights.
   Type of security
    Amount outstanding
      Voting Rights

Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote.
   Anti-Dilution Rights
      How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to

  How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF. Company could issue securities in the future that have a preferred right to payment, i.e., the owners of those securities would have the right to be paid before the owners of the Convertible Notes. The Company could issue securities in the future that have a higher discount rate for converting into equity securities, or a lower maximum value for the Company. If your Convertible Note is converted into equity securities, you could find yourself "diluted" by a later issue of securities, as described in the Risks of Investing section.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF
If the Company raises capital through the sale of preferred stock at a fixed valuation, then each outstanding SAFE will convert automatically into shares of the preferred stock. The number of shares of preferred stock will depend on the implied valuation of the entire Company.

As of December 31, 2019, we issued the following securities pursuant to Regulation Crowdfunding (1):

$1,871,456 Working Capital December 2019 Regulation CF & Reg D.

The Company's securities offering under Regulation Crowdfunding is complete through a registered funding portal. From March 1, 2019 to December 15, 2019, the Company conducted and raised $1,871,456. All funds have been transferred to the company

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.
2019 Reviewed Financials
Income: $2,766,345 Profit $335,877

Operations
The Company intends to continue profitability of operations in the next 12 months by: Introducing new products, maximizing new facilities, and Please review the section entitled "Risk Factors" above.

Liquidity and Capital Resources
In December 2019 the Company completed an offering pursuant to Regulation CF and D., which provided $1,871,456 of capital overall. All funds have been received The company had over $2,700,000 of sales revenue in 2019. The Company does not currently have any additional sources of outside capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
The Company company made minimal capital expenditures in 2019 but did buy a canning line for the development of a canned cocktail line in 2020. All other expenses were mainly around the construction of the new facility. Company may raise additional capital, and/or use a combination of cash on hand plus financing.

Material Changes and Other Information

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST
Related Person Transactions

None

The Company has complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

18

SIGNA TURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Steven D Conlin (Signature)
Robert Laing (Name)
CEO (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Steven D Conlin (Signature)

Steven D Conlin (Name)
CEO (Title)
April 30, 2020 (Date)

EXHIBITS
Exhibit A Financial Statements

 I, Steven D Conlin, the President & CEO of Ogden's Own Distillery. Inc., hereby certify that the financial statements of Ogden's Own Distillery. Inc. and notes thereto for the periods ending December 2017 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.
IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2020.
/s/Steven D Conlin CEO 4/30/2020